UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003.

Northgate Exploration Limited
(Translation of registrant's name into English)

2050 - 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: November 14, 2003.

(signed)
Jon Douglas
Chief Financial Officer

MESSAGE TO SHAREHOLDERS

(All dollar amounts are stated in US dollars unless otherwise indicated)

OPERATING RESULTS

Management's Discussion and Analysis

Northgate reported cash flow from operations (before changes in working capital) of $14,697,000 in the third quarter of 2003 compared with cash flow of $5,394,000 during the same period last year. Net earnings for the quarter were $7,050,000 or $0.04 per common share compared with net earnings of $977,000 or $0.01 per common share during the same period last year.

Northgate's total revenues for the third quarter were $38,261,000 compared with $27,970,000 for the corresponding period in 2002. The increase in revenue during the current quarter resulted from a 15,000-ounce increase in gold production and higher realized prices for gold and copper. The average metal prices received on sales in the third quarter of 2003 were approximately $363 per ounce of gold and $0.80 per pound of copper compared with $314 per ounce and $0.69 per pound last year.

Total operating expenses in the third quarter of 2003 were $20,220,000, only 9% higher than the corresponding period last year even though mine production increased 36% and mill throughput increased 7%. Cash costs in the third quarter of 2003 were $201 per ounce, slightly lower than the $209 per ounce recorded in the comparable quarter in the previous year but significantly improved over the $252 per ounce figure in the first half of 2003. The decline in cash cost in the third quarter was primarily attributable to substantially higher gold production but higher copper prices also had a positive effect.

Net interest expense declined slightly to $1,139,000 for the three months ended September 30, 2003 from $1,152,000 during the corresponding period in 2002.

Administrative and general expenses were $863,000 in the quarter compared with $326,000 in the corresponding period of 2002.The increase was the result of certain non-recurring legal expenses.

Depreciation expenses in the third quarter were $7,363,000 compared with $4,379,000 in the corresponding period of 2002.Depreciation charges were unusually low in the third quarter of 2002 because the Kemess mill processed a substantial quantity of stockpiled supergene ore that had been depreciated as it was mined from the Kemess South open pit in earlier quarters of 2002. In the third quarter of 2003, more than 60% of the supergene ore processed in the mill was mined from the pit during the quarter.

Capital expenditures during the third quarter of 2003 totaled $5,206,000 compared with $5,958,000 in the third quarter of last year. Ongoing construction of the tailings impoundment

2	Northgate Exploration Limited

facility represented the majority of these expenditures with the balance of approximately $1.25 million related to the Kemess North feasibility study.

OPERATIONS

Kemess South Mine

The Kemess South mine produced a record 84,132 ounces of gold and 17.3 million pounds of copper during the third quarter of this year compared to 69,196 ounces of gold and 16.9 million pounds of copper in the third quarter of 2002.Gold metal production was higher than in the previous quarters of 2003 due to the higher grade supergene and transition ore that was milled for a two month period during the quarter.

The Kemess mill processed a record volume of ore during the quarter as a result of record mill availability of 93%, the newly installed expert system and milling six weeks of softer supergene ore that can be processed at a higher rate. Although the average recoveries of gold and copper during the quarter were lower than previous quarters of 2003 due to the lower recoveries inherent in supergene ore, actual recoveries were substantially higher during this year's campaign than they were last year due to improvements implemented in the flotation circuit in the first half of 2003 and improved operating procedures.

The following table provides a summary of operations for the third quarter and the first nine months of 2003, compared with the comparable periods in 2002.

(100% of
production basis)	3Q03	3Q02	9M03	9M02

Tonnes mined
(ore plus waste)	13,252,555	9,857,346	39,392,302	31,334,112
Tonnes milled (ore)	4,992,739	4,625,410	14,048,513	12,818,269
Average mill
operating rate (tpd)	54,269	50,276	51,460	46,953

Gold grade (gmt)	0.807	0.709	0.689	0.722
Copper grade (%)	0.207	0.225	0.214	0.236

Gold recovery (%)	65	66	69	69
Copper recovery (%)	76	74	82	79

Gold production
(ounces)	84,132	69,196	215,365	204,748
Copper production
(000s pounds)	17,346	16,869	54,012	52,636

Cash cost ($/ounce)
Full absorption method	201	209	232	208
Gold Institute method	151	179	209	185

In the third quarter of 2003, Kemess recorded four lost time incidents. Although none of these incidents required significant absences from work, these results are clearly disappointing following the stellar safety performance in 2002.Management has initiated a return to basics safety program, which focuses on personal safety awareness and the "Five Point Safety System".

KEMESS NORTH FEASIBILITY UPDATE

In September 2003, Northgate completed the pre-feasibility study on the Kemess North deposit

Q3/2003 INTERIM REPORT	3

located 5.5 kilometers north of the Kemess South mine. The study outlined a mineable resource of 369 million tonnes of ore containing 4 million ounces of gold and 1.4 billion pounds of copper that would extend the mine life within the Kemess Camp to 16 years. Northgate's board of directors has approved a $2.5 million feasibility study which has already begun and is scheduled for completion in the first quarter of 2004.

Mineable Resource

The mineable resource at Kemess North of 369 million tonnes with grades of 0.34 g/t gold and 0.18% copper was calculated using prices of $325 per ounce for gold, $0.95 per pound for copper and an exchange rate of Cdn$/US$1.50, consistent with the Corporation's reserve assumptions at Kemess South for 2002. The life of mine waste: ore stripping ratio for the proposed pit is 0.6:1. Pursuant to the requirements of NI 43-101, management expects to convert this mineable resource into a reserve category once the final feasibility study is completed and filed early in 2004.

Kemess North Development and Production

The mine plan at Kemess North has been optimized and integrated into the Kemess South mine plan in order to maintain the annual mining rate constant at approximately 50 million tonnes per year. This strategy has minimized waste stripping and limited mobile equipment additions to two 260-ton haul trucks, two dozers, a grader and a small pit wall drill.

Development of the Kemess North plant site and related infrastructure is expected to begin in 2005 and pre-stripping of the deposit is scheduled to begin in 2006 in preparation for the treatment of the first ore from the deposit in the fourth quarter of 2006.Initially, the infrastructure at the Kemess North site will consist of a primary crusher, a SAG mill and a truck maintenance building. Kemess North ore will be crushed and milled to minus ½ inch and transported to the existing mill and flotation complex at Kemess South for further processing via a gravity flow pipeline.

During the period of simultaneous operation of the Kemess North and South pits commencing in late 2006, annual mill throughput will rise to 25 million tonnes/year (68,000 tonnes/day). Once reserves are exhausted at Kemess South at the end of 2009,the two SAG mills and the crusher located at Kemess South will be relocated to Kemess North and mill throughput will rise to 34 million tonnes/year (93,000 tonnes/day) until 2019. The increased throughput primarily reflects higher SAG mill capacity from 2010 onwards when three mills will be in operation.

Under the production plan outlined in the pre-feasibility study, the annual production of gold at Kemess for the period between 2004 and 2009 will average 283,000 ounces and in the remaining

4	Northgate Exploration Limited

10 years of the mine life it will average 228,000 ounces. Annual copper production over the same periods will be 77 million and 117 million pounds, respectively.

Tailings from the Kemess mill will be impounded at new sites beginning in 2005 and ultimately, once the Kemess South mine is exhausted, the open pit will also be used for tailings impoundment.

Capital Expenditures and Operating Costs

The pre-feasibility study projects that the development of the Kemess North deposit will require an initial capital expenditure of $127 million and a total capital expenditure of $157 million between 2004 - 2009. Sustaining capital during the 2010 - 2019 period will average $5.5 million annually.

Unit operating costs at Kemess North are forecast to be substantially lower than those at Kemess South due to the lower stripping ratio of the Kemess North ore body, a reduction in milling costs and lower fixed overhead costs. In the pre-feasibility study, operating costs average Cdn$5.97/tonne milled for the period prior to the closure of the Kemess South pit and Cdn$4.34/tonne thereafter.

The average cash costs of production during the two periods are $173 per ounce and $135 per ounce, respectively.

Project Economics

At prices of $375 per ounce for gold, $0.95 for copper and an exchange rate of Cdn$/US$1.50, the unlevered internal rate of return ("IRR") on the incremental cash flow generated by Kemess North is 11%.

OUTLOOK

Northgate reported strong operating results in the third quarter, as a result of buoyant prices for gold and copper, which produced substantial cash flow and net earnings for our shareholders. In the fourth quarter, we now expect to produce 77,000 ounces of gold and over 21 million pounds of copper, which would bring our annual 2003 production to a record 292,000 ounces of gold and 75 million pounds of copper. We anticipate continued improvements in gold and copper prices, the impact of which will be reflected in higher cash flow and a lower cash cost for gold in the fourth quarter.

Terry Lyons	Ken Stowe
Chairman	President and CEO
October 30, 2003

Note: This Interim Report includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Exploration Limited (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2002 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2002 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov).

Q3/2003 INTERIM REPORT	5

CONSOLIDATED BALANCE SHEETS

	September 30	December 31
(Expressed in thousands of US dollars)	2003	2002

	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$7,787	$4,401
Concentrate settlements and other receivables	13,821	13,982
Inventories	8,635	7,652

	30,243	26,035

Other assets	11,861	11,215
Mineral property, plant and equipment	191,584	198,481

	$233,688	$235,731

LIABILITIES AND TOTAL SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$13,755	$15,655
Current portion of capital lease obligations	3,344	2,675
Current portion of long-term debt	11,250	9,000
	28,349	27,330

Capital lease obligations	10,543	9,871
Long-term debt	46,500	55,500
Provision for site closure and reclamation	12,272	10,298
	97,664	102,999

Non-controlling interest	—	3,393

Shareholders' equity (note 2)	136,024	129,339
	$233,688	$235,731

See accompanying notes

Approved by the Board,

Terry A. Lyons, Director                                                           Patrick D. Downey, Director

6	Northgate Exploration Limited

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US dollars,	Three months ended		Nine months ended
except per share amounts)	September 30		September 30
(Unaudited)	2003	2002	2003	2002
Revenue	$38,261	$27,970	$94,742	$80,667
Operating costs	20,220	18,527	62,766	58,232
Administrative and general	863	326	2,971	1,110
	21,083	18,853	65,737	59,342
Earnings before interest, taxes, depreciation and depletion and other	17,178	9,117	29,005	21,325
Other expenses:
Depreciation and depletion	7,363	4,379	23,333	17,210
Net interest	1,139	1,152	3,007	4,380
Exploration	1,436	2,469	3,288	3,255
Currency translation losses (gains)	(261)	(289)	(946)	1,010
Mining and capital taxes	451	428	952	956
Non-controlling interest	—	1	19	(690)
	10,128	8,140	29,653	26,121
Earnings (loss) before the following items:	7,050	977	(648)	(4,796)
Loss on settlement of gold forward sales contracts	—	—	—	9,839
Other income	—	—	193	—
Earnings (loss) for the period	$7,050	$977	$(455)	$(14,635)
Earnings (loss) per share - basic and diluted	$0.04	$0.01	$(0.00)	$(0.17)
Weighted average shares outstanding:
Basic	198,594,398	190,551,115	197,367,636	100,711,820
Diluted	199,981,944	191,445,831	198,505,676	101,726,311
See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
	Three months ended		Nine months ended
(Expressed in thousands of US dollars)	September 30		September 30
(Unaudited)	2003	2002	2003	2002
Retained earnings (deficit) at beginning of period
As previously reported	$(56,027)	$(36,610)	$(48,486)	$(31,640)
Adjustment for retroactive change in
accounting for stock-based compensation (note 2(b))	—	—	(36)	—
Retained earnings (deficit) at beginning of period, as restated	(56,027)	(36,610)	(48,522)	(31,640)
Earnings (loss) for the period	7,050	977	(455)	(14,635)
Dividends on preferred shares	—	(1,166)	—	(1,166)
Interest on capital securities	—	—	—	(1,437)
Retained earnings (deficit) at end of period	$(48,977)	$(36,799)	$(48,977)	$(48,878)
See accompanying notes

Q3/2003 INTERIM REPORT	7

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three months ended		Nine months ended
(Expressed in thousands of US dollars)	September 30		September 30
(Unaudited)	2003	2002	2003	2002
CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the period	$7,050	$977	$(455)	$(14,635)
Non-cash items:
Depreciation and depletion	7,363	4,379	23,333	17,210
Non-controlling interest	—	1	19	(690)
Unrealized currency translation losses (gains)	(14)	(114)	405	212
Accrual for site closure and reclamation	68	27	214	112
Amortization of deferred financing charges	220	119	640	353
Stock-based compensation	10	5	247	36
	14,697	5,394	24,403	2,598
Changes in non-cash operating working capital:
Concentrate settlements and other receivables	(3,528)	(3,903)	161	691
Inventories	1,554	6,867	(983)	905
Accounts payable and accrual liabilities	(173)	(2,546)	(1,900)	2,203
	12,550	5,812	21,681	6,397
Investments
Other assets	—	(3)	71	(9)
Additions to mineral property, plant and equipment	(5,206)	(5,958)	(13,059)	(17,228)
	(5,206)	(5,961)	(12,988)	(17,237)
Financing
Repayment of capital lease obligations	(866)	(710)	(2,367)	(1,795)
Capital lease financing	—	—	3,708	—
Repayment of debt	(2,250)	(4,848)	(10,493)	(74,985)
Issuance of debt	—	3,355	3,743	12,734
Issuance of preferred shares	—	—	—	56,475
Dividends on preferred shares	—	—	—	(1,166)
Issuance of common shares, net of share issuance costs	95	(168)	102	107,997
Repayment of capital securities	—	—	—	(88,656)
	(3,021)	(2,371)	(5,307)	10,604
Increase (decrease) in cash and cash equivalents	4,323	(2,520)	3,386	(236)
Cash and cash equivalents at beginning of period	3,464	3,088	4,401	804
Cash and cash equivalents at end of period	$7,787	$568	$7,787	$568
Supplementary information
Cash paid during the period for:
Interest on capital securities	$—	$—	$—	$14,860
Other interest	$672	$829	$2,175	$17,244
Income taxes	$—	$—	$—	$—
Non-cash financing activities:
Issuance of common shares on redemption of preferred shares	$—	$—	$—	$56,475
Issuance of common shares for acquisition of
non-controlling interest in Kemess Mines Ltd.	$—	$—	$6,790	$—
See accompanying notes

8	Northgate Exploration Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30,2003 and 2002

(Dollar amounts in tables are expressed in thousands of US dollars) (Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements including the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2002 except as disclosed in note 2(b).

Certain of the prior years' comparative figures have been reclassified to conform to the presentation adopted for the current period.

2. SHAREHOLDERS' EQUITY

	September 30,2003	December 31,2002
Common shares (a)	$ 176,104	$ 169,212
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	284	36
Retained earnings (deficit)	(48,977)	(48,522)
	$ 136,024	$ 129,339

(a) Common shares
	Number of shares	Amount
Balance, December 31,2002	191,273,615	$ 169,212
Issued in Q1 - 2003:
For acquisition of non-controlling interest of Kemess Mines Ltd.(c)	7,186,000	6,790
Share issuance costs	—	(22)
Issued in Q2 - 2003:
On exercise of options	74,000	37
Share issuance costs	—	(8)
Issued in Q3 - 2003:
On exercise of options	145,000	95
Share issuance costs	—	—
Balance, June 30,2003	198,678,615	$ 176,104

Q3/2003 INTERIM REPORT	9

(b) Stock-based Compensation

During 2003, the Corporation changed its method of accounting for stock-based compensation awards granted to directors and employees. Formerly, the Corporation elected not to follow the fair value method for options granted to directors and employees and accordingly, did not record any stock-based compensation expense in its financial statements because the exercise price is equal to the market price at the date of grant. The Corporation disclosed the fair value of stock-based compensation in the notes to its financial statements. Effective January 1, 2003, the Corporation changed the method of application of its stock-based compensation accounting policy so as to charge the fair value of stock-based compensation awards to compensation expense with a corresponding credit to shareholders' equity under contributed surplus. This change has been applied retroactively and has increased the loss previously reported for the three months ended September 30, 2002 by $5,000,for the nine months ended September 30, 2002 by $36,000 and for the year ended December 31, 2002 by $36,000,with corresponding increases in deficit and fair value of stock options in shareholders' equity as at September 30, 2002 and December 31, 2002.

During the three months ended September 30, 2003, the Corporation granted 50,000 options to employees exercisable at $1.40 for 5 years, during the three months ending June 30, 2003, the Corporation granted 750,000 options to employees exercisable at $1.45 for 5 years and during the three months ended March 31, 2003, the Corporation granted 525,000 options to employees exercisable at $1.84 for 5 years. 20% of these options vested immediately with the balance vesting in equal amounts on the anniversary of the grant dates over the next four years. The fair value of the share options vested in the three months ended September 30,2003 was $10,000, and for the nine months ended September 30, 2003 was $247,000.

The fair value of share options granted during the first three quarters of 2003 was estimated using the Black-Scholes option pricing model with the following assumptions:
	For Options Granted	For Options Granted	For Options Granted
	in Q1 2003	in Q2 2003	in Q3 2003
Risk-free interest rate	2.5%	2.5%	2.5%
Annual dividends	—	—	—
Expected stock price volatility	63%	54%	51%
Expected option life	3 years	3 years	3 years

(c) Acquisition of non-controlling interest in Kemess Mines Ltd.

On February 14,2003,the Corporation completed the acquisition of the remaining 5% interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. As consideration, the Corporation issued 7,186,000 common shares of the Corporation. This acquisition was accounted for by the purchase method of accounting, with the excess purchase price of $3,378,000, being the value of the consideration given in excess of the book value of the non-controlling interest at the date of acquisition of $3,412,000, allocated to mineral property, plant and equipment.

3. FINANCIAL INSTRUMENTS

At September 30,2003,Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 350,000 ounces of gold at an average accumulated price of $304 per ounce. These forward sales commitments are in the form of short-dated spot deferred contracts. A portion may be brought and settled into income in 2003 and a portion will eventually be rolled into future years as part of the Corporation's commitments under its project loan. The unrealized loss on these spot deferred contracts at September 30, 2003 was approximately $29,486,000.
10	Northgate Exploration Limited

NORTHGATE EXPLORATION LIMITED is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 290,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

SHAREHOLDER INFORMATION
Transfer Agent	Stock Symbol: TSX:NGX, AMEX:NXG
Shareholder enquiries relating to address changes and share	Warrant Symbols: NGX.WT / NGX.WT.A
certificates should be directed to:
Computershare Investor Services	Shareholders and investors requiring additional informa-
510 Burrard Street	tion should contact the Corporation at (604) 688-4435 or
Vancouver, British Columbia	by email at ngx@bcpacific.com or visit our web site at
V6C 3B9 Canada	www.northgateexploration.ca
Telephone: (604) 661-0222
(888) 661-5566 (Toll free in Canada and the US)
Telecopier: (604) 669-1548

CORPORATE OFFICES
Northgate Exploration Limited	Kemess South Mine
1055 West Georgia Street	P.O. Box 3519
Suite 2050, P.O. Box 11179	Smithers, British Columbia
Royal Centre	V0J 2N0 Canada
Vancouver, British Columbia	Telephone: (604) 881-8400
V6E 3R5 Canada	Telecopier: (604) 881-8418
Telephone: (604) 688-4435
Telecopier: (604) 687-3419

SELECTED QUARTERLY FINANCIAL DATA
	2003 Quarter Ended				2002 Quarter Ended			2001 Quarter Ended
	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
Revenue, investment
and other income	$38,261	$27,903	$26,355	$32,602	$27,970	$27,212	$25,486	$22,906	$25,074
Earnings (loss)	7,050	(3,127)	(4,379)	356	977	(12,063)	(3,549)	(7,751)	(2,511)
Earnings (loss) per share	0.04	(0.02)	(0.02)	—	0.01	(0.17)	(0.16)	(0.31)	(0.14)

Q3/2003 INTERIM REPORT	11